Grr-ithm, Inc.
21 Orinda Way #156
Orinda, CA 94563
Scott@Grr-ithm.com

Date: May 22, 2025

To Whom It May Concern,

Pursuant to the requirements of Regulation Crowdfunding and Form C, I, Scott Cote, Co-Chief Executive Officer of **Grr-ithm, Inc.**, hereby certify the following:

1. **Financial Statements**:

    The financial statements of Grr-ithm, Inc. for the periods ending [insert fiscal year-end dates], included in the Form C filing, are **true and correct in all material respects** to the best of my knowledge and belief. These financial statements were prepared in accordance with **United States Generally Accepted Accounting Principles (U.S. GAAP)**.

2. **Unaudited Status**:

    These financial statements have **not been reviewed or audited** by an independent public accountant, and are therefore unaudited. The statements include all disclosures required under U.S. GAAP, including **notes to the financial statements** where applicable.

3. **Tax Return Consistency**:

    I further certify that the information contained in the financial statements is that the Company has not yet filed a federal income tax return for the year ending 2024 and this is duly noted in the Form C.

4. **Responsibility**:

    I acknowledge my responsibility for the content of the Form C and confirm that all information provided therein, including the financial information, is accurate and complete to the best of my knowledge, and that no material facts have been omitted.

Sincerely,
Scott Cote
Co-Chief Executive Officer
Grr-ithm, Inc.
Signature: _____   Date Signed: _05/22/2025_____